Filed Pursuant to Rule 433
Registration No.  333-145104

$3,000,000,000

5.700% Notes Due 2017

International Business Machines Corporation

September 11, 2007

Pricing Term Sheet

Issuer	International Business Machines Corporation
Ratings	A1/A+/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Size	$3,000,000,000
Trade Date	September 11, 2007
Settlement Date	September 14, 2007
Maturity	September 14, 2017
Interest Payment Dates	March 14 and September 14
First Payment Date	March 14, 2008
Pricing Benchmark	4.750% due August 15, 2017
Spread to Benchmark	+ 139 bps
Yield to Maturity	5.746%
Coupon	5.700%
Make-Whole Call	T+ 20 bps
Price to Public	99.654%
Underwriting Discount	0.40%
Price to Issuer	99.254%
Net Proceeds	$2,977,620,000
Day Count	30/360
Minimum Denomination	$100,000 and increments of $1,000
Ranking	Senior
Bookrunners	Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., UBS Securities LLC
Billing and Delivering	Barclays Capital Inc.
Co-Managers	Deutsche Bank Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated
Banc of America Securities LLC, Mitsubishi UFJ Securities International plc, HSBC Securities (USA) Inc.
CastleOak Securities, L.P., Loop Capital Markets, LLC, M.R. Beal & Company, Muriel Siebert & Co., Inc.
CUSIP	459200 GJ4
ISIN	US459200GJ41

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 ext. 2663, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities Inc. at 212-834-4533, or UBS Securities LLC toll free at 1-888-722-9555, ext. 1088.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on September 11, 2007 relating to its Prospectus dated August 3, 2007.